UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of July 2007

Commission File Number: 0-50832

Vermilion Energy Trust

(Exact name of registrant as specified in its charter)

2800, 400 - 4th Avenue S.W., Calgary, Alberta, Canada T2P 0J4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .
On July 9th, 2007 Vermilion announced Investment In Verenex.

On July 13th, 2007 Vermilion announced $0.17 Cash Distribution for August 15, 2007 Payment Date and Exchangeable Share Ratio Increase for July 13, 2007.

These documents are attached hereto as Exhibit A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERMILION ENERGY TRUST

By:	/s/ Curtis W. Hicks
Curtis W. Hicks
Executive Vice President and Chief Financial Officer
Date: July 13, 2007

Exhibit A

Press Release July 9, 2007
Vermilion Energy Trust - Investment in Verenex

Vermilion Resources Ltd. (“Vermilion”), a wholly-owned subsidiary of Vermilion Energy Trust has agreed to purchase 2.1 million shares in Verenex Energy Inc. (“Verenex”) for total consideration of CDN $30 million as part of a CDN $100 million bought-deal financing announced by Verenex July 9, 2007.

Verenex announced an agreement to sell, on a bought-deal basis, 6.9 million common shares at $14.50 per share for gross proceeds of CDN $100 million to a syndicate of underwriters.  Verenex has granted the underwriters an over-allotment option to purchase an additional 1.035 million shares.

Vermilion is a significant shareholder of Verenex and, following completion of the financing, its ownership position will be 18.4 million shares representing between 41.8% and 42.8%, depending upon the exercise of the over-allotment option.  Vermilion’s cost base for all of the shares owned by Vermilion in Verenex will be approximately $55 million with a fair market value of $266 million based on the issue price of $14.50 per share.

Vermilion Energy Trust focuses on the acquisition, development and optimization of mature producing properties in Western Canada, Western Europe and Australia. Vermilion achieves value creation through the execution of asset optimization programs and strategic acquisitions.  Vermilion also exposes its unitholders to significant upside opportunities while limiting capital risk.  Management and directors of the Trust hold approximately 9% of the outstanding units and are dedicated to consistently delivering superior rewards for all its stakeholders. Vermilion Energy Trust trades on the Toronto Stock Exchange under the symbol VET.UN

This press release contains forward-looking financial and operational information including debt levels, production and capital expenditure projections.  These projections are based on the Trust’s expectations and are subject to a number of risks and uncertainties that could materially affect the results.  These risks include, but are not limited to, future commodity prices, exchange rates, interest rates, geological risk, reserves risk, political risk, product demand and transportation restrictions.

For further information please contact:
Curtis W. Hicks, EVP & CFO
2800, 400 - 4th Avenue S.W. Calgary, Alberta  T2P 0J4
Phone:  (403) 269-4884   Fax: (403) 264-6306   IR Toll Free:  1-866-895-8101
www.vermilionenergy.com

Press Release July 13, 2007
Vermilion Energy Trust Announces $0.17 Cash Distribution for August 15, 2007 Payment Date and
Exchangeable Share Ratio Increase

Vermilion Energy Trust (VET.UN-TSX) is pleased to announce the cash distribution of $0.17 per trust unit payable on August 15, 2007 to all unitholders of record on July 31, 2007.  The ex-distribution date for this payment is July 27, 2007.  This will be the Trust’s 54th consecutive distribution payment of $0.17 since Vermilion was formed as a Trust in January 2003.

Exchangeable Share Ratio Information

Upon conversion to a Trust in January 2003, some holders of shares in the predecessor company, Vermilion Resources Ltd., opted to hold exchangeable shares in place of Vermilion Energy Trust units.  The following information applies only to those exchangeable shareholders and does not affect Vermilion Energy Trust unitholders.

The increase to the Exchange Ratio of the Exchangeable Shares of Vermilion Resources Ltd. will be from 1.51339 to 1.52047.  The increase will be effective on July 13, 2007.   A “Notice of Retraction” must be received by Computershare by July 20, 2007 to receive this exchange ratio.  All notices received after this date will receive the exchange ratio to be determined on August 15, 2007.

The following are the details used in the calculation of the Exchange ratio:

Record Date of Vermilion Energy Trust Distribution	June 29, 2007
Opening Exchange Ratio	1.51339

Vermilion Energy Trust Distribution per Unit	$0.17

10-day Weighted Average Trading Price (“Current Market Price”)	$36.34573
(Including the Last Business Day Prior to the Distribution Payment Date)

Increase in the Exchange Ratio	0.00708
Effective Date of the Increase in the Exchange Ratio	July 13, 2007
Exchange Ratio as of the Effective Date	1.52047

The increase in the exchange ratio is calculated by multiplying the Vermilion Energy Trust Distribution per Unit by the previous month’s exchange ratio and dividing by the Current Market Price of VET.UN.  A holder of Vermilion Resources Ltd. Exchangeable Shares can exchange all or a portion of their holdings at any time for Vermilion Trust Units by completing a Retraction Request form. You can obtain a copy by contacting Computershare Trust Company of Canada at (403) 267-6894.

For further information please contact:

Paul Beique, Director Investor Relations
2800, 400 - 4th Avenue S.W.
Calgary, Alberta  T2P 0J4
Phone:  (403) 269-4884
Fax:  (403) 264-6306
IR Toll Free:  1-866-895-8101
www.vermilionenergy.com